82-2748

VECTOR



COPY

SUPPL

E-mail: lsalt@vectorlaw.com
File No. 1036

June 26, 2003

VIA SEDAR

Attention: Statutory Filings Department

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
21st Floor, 10025 Jasper Ave.
Edmonton, Alberta T5J 3Z5

SEC MAIL PROCESSING RECEIVED JUL 7 2003 WASH, D.C. 188 SECTION

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company") - Section 111 Report

On behalf of the Company, we enclose a Section 111 Report, dated June 24, 2003, which has been executed by Leonard W. Saleken.

We trust you will find the same in order.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: [signature]

Lindsay Salt
Paralegal

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Listings Department, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)

dlw 7/9

p:\clients\1-sedar\goldclif\s111\jun2-03\s111-bcsc.doc

Report of Acquisition under Section 111 of the *Securities Act* (British Columbia)
and
Report of Acquisition under Section 141 of the *Securities Act* (Alberta)

1. **Name and Address of Offeror:**

Leonard W. Saleken
6976 Laburnum Street
Vancouver, B.C. V6P 5M9

2. **Number of Securities Acquired:**

708,380 shares of the Company at a deemed price of $0.105 per share.

3. **Number of Securities Held in the Company**:

As a result of the issuance of the 708,380 common shares of Goldcliff Resource Corporation (the "Company") to the Offeror, as described in paragraph 2 above, the Offeror beneficially owned or has the power to exercise direction or control over, a total of 5,347,957 common shares of the Company, representing 34.33% of the issued and outstanding shares of the Company (15,577,585 common shares).

The Offeror also beneficially owns, or has the power to exercise direction or control, over:

(a) a non-transferable share purchase warrant (the "June Warrant") entitling the Offeror to purchase up to an additional 1,000,000 common shares (the "June Warrant Shares") exercisable at a price of $0.14 per June Warrant Share up to June 11, 2005;
(b) a non-transferable share purchase warrant (the "July Warrant") entitling the Offeror to purchase up to an additional 700,000 common shares (the "July Warrant Shares") exercisable at a price of $0.17 per July Warrant Share up to July 8, 2004; and
(c) incentive stock options (the "Options") entitling him to purchase up to 400,000 common shares of the Company (as to 60,000 shares at $0.10 per share on or before December 10, 2005, as to 190,000 shares at $0.18 per share on or before July 3, 2006 and as to 150,000 shares at $0.105 per share on or before May 16, 2008).

If the Investor forthwith exercises, in full, the June Warrant, the July Warrant and the Options, the Investor would beneficially own, or have the power to exercise direction or control over 7,447,957 common shares, representing 42.13% of the then issued and outstanding shares (17,677,585 shares).

4. **Market of Acquisition**

The securities were acquired by way of shares for debt transaction at a deemed price of $0.105 per share pursuant to a letter agreement, dated May 16, 2003, between the Company and the Offeror.

5. **Purpose of Acquisition**

The purchase of the securities was made for investment purposes.

6. **Description of Material Changes since Previous Report**

There have been no material changes since the previous report except as have been disclosed to the public.

7. **Joint Actors**

There are no persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by paragraphs 2, 3 and 4 hereof.

Dated this 24 day of June, 2003.

Leonard W. Saleken

82-2748


VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

June 26, 2003

VIA COURIER

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division


COPY

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 24, 2003, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

A Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Saleken has been filed via SEDAR under the category "Continuous Disclosure – Resale of Securities".

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: [signature]

Lindsay Salt
Paralegal

ls
Encl.
cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

p:\clients\1-sedar\goldclif\debt\may-03\f20-bcscl.doc

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**



Goldcliff Resource Corporation
Name of Issuer

6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Address

(604) 261-7477
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

799,485Common Shares without par value.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Geotec Consultants Ltd. Vancouver, B.C.	708,380 shares	Jun.24/2003	$0.105 per share/$74,380	s.74(2)(9) - A	4 months + 1 day
Interpretex Resources Ltd. Surrey, B.C.	91,105 shares	Jun.24/2003	$0.105 per share/$9,566	s.74(2)(9) - A	4 months + 1 day

A = Securities Act (British Columbia)

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $83,946

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

   n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C., this 24 day of June, 2003

Goldcliff Resource Corporation
(Name of Issuer - ~~please~~ print)

Per: ______________________
(Signature of authorized signatory

Leonard W. Saleken, President and director
(Name and office of authorized signatory - please print)

p:\clients\1-sedar\goldclif\debt\may-03\f45-902f.doc

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Geotec Consultants Ltd.[1] 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 261-7477 E-mail: geotec@axionet.com	708,380	s.74(2)(9) - A
Interpretex Resources Ltd.[2] 13000, 54A Street Surrey, B.C. V3X 3E2	Tel: (604) 591-8111 Email: ehrockel@shaw.ca	91,105	s.74(2)(9) - A

A = Securities Act (British Columbia)